Exhibit 99.1
November 7, 2008

The Board of Directors of Internet America, Inc.
10930 W. Sam Houston Parkway, North - Suite 200
Houston, Texas 77064

RE:  Fairness  Opinion

Proposed  Merger  of
Internet  America,  Inc.  (Houston)  and  KeyOn  Communications,  Inc.  (Omaha)

Gentlemen:

The undersigned was requested to examine a variety of economic and financial data in reference to a proposed merger involving two (2) publicly traded organizations comprised of Internet America, Inc. (Houston) and KeyOn Communications, Inc. (Omaha).  The proposed merger, if it should occur, is projected to be concluded by the end of the 2008 calendar year.

You have requested our opinion as to the Fairness from a financial point of view, to the shareholders of Internet America, Inc. of the merger ("the Merger") of a wholly owned subsidiary of Internet America, Inc. with KeyOn under certain projected terms and conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement") by and among Internet America, Inc., KeyOn Communications, Inc. and Internet America Acquisition, Inc.

In order to render such opinion, we have reviewed certain documents, including documentation filed by Internet America and KeyOn Communications with the Securities and Exchange Commission ("SEC") in recent periods.  In the course of our analyses for rendering our opinion, we have read, reviewed and relied upon:

1)  Form 10-Q of Internet America, Inc. as filed with the Securities and Exchange Commission (“SEC”) for the Quarterly period ended September 30, 2008;

2)  Form 10-KSB of Internet America, Inc. as filed with the SEC for the Year ended June 30, 2008;

3)  Information on Internet America, Inc. as supplied to the General Public via access to their corporate website - www.internetamerica.com;

4)  Form 10-Q of KeyOn Communications Holdings, Inc. as filed with the SEC for the Quarterly period ended June 30, 2008;

5)  Form 10-KSB of KeyOn Communications Holdings, Inc. as filed with the SEC for the Year ended December 31, 2007;

6)  Information on KeyOn Communications Holdings, Inc. as supplied to the General Public via access to their corporate website - www.keyon.com;

7)  Draft Merger Agreement;

8)  Reviewed and analyzed general Financial and Economic data, such as, but not limited to, interest rates analysis that effect the overall ability of the organization to function and restructure in the United States; and

9)  Analyzed and reviewed such other studies, analyses, inquiries and investigations as we deemed appropriate for the purpose of these opinions.

FAIRNESS  OPINION  ANALYSIS

Areas  /  Matters  of  Consideration

In seeking to determine the fairness to the shareholders of Internet America, Inc. of the proposed merger transaction, there are several recognized and significantly important characteristics that need to be analyzed in order to reach our conclusion.  In this regard, especially in relation to the specifics of the proposed transaction under analysis, the following areas were analyzed in order for the undersigned to prepare this Fairness Opinion, they reveal themselves as the “P”s  -  Proposal,  Personnel,  Property,  Profits  and  Potential:

a)  Proposed  Resulting  Structure  of  Merger

Merger of a wholly owned subsidiary of Internet America, Inc. and KeyOn Communications Holdings, Inc.

Structure / Consideration

A Stock for Stock Merger

Internet America Common plus Preferred and KeyOn Common plus 281,875 KeyOn PIPE warrants (struck at approximately $7.00)

KeyOn shareholders will receive newly issued shares from Internet America that are registered pursuant to a registration statement on Form S-4

Resulting  Ownership

Internet America 55.0% / KeyOn Communications 45.0%

Board  Composition

Internet America Board and two (2) new members suggested by KeyOn

Executive  Management

Combined management

Targeted Closing

Upon the effectiveness of the Form S-4 expected to be filed no later than November 30, 2008

Projected close prior to December 31, 2008 (subject to SEC Review)

Material Conditions to Close

Total of $1,900,000 in reduction in accounts payable and / or equity raised through issuance of KeyOn common converted into Internet America

Restructure Sun West Bank Note

Based upon the data furnished and reviewed by the undersigned in regards to the terms of the proposed transaction, the overall combined corporation should be able to achieve a solid combination of synergism and economies of scale.  This should enable the “new” organization to continue as an ongoing organization without additional financial support as the combined organization would have a positive 2008 Net Worth.  However, even with a negative Working Capital ratio (current liabilities exceed its current assets) the organization should be able to prosper as a percentage of the current liabilities are composed of deferred revenue thereby distorting the overall ratio analysis.  Further, the combined organization will have ample cash in order to resolve any new, additional or hidden obstacles that could come into focus after the merger;

b)  Personnel – Boards  of  Directors  and  Senior  Management

In a highly technical industry such as the internet, there are a limited number of well trained and experienced Boards of Directors, Senior Management and operating personnel.  These individuals, like individuals in many other sectors, need to be both highly experienced and capable of producing maximum growth and rates of return to their shareholders.  While Internet America has been able to create some highly innovative solutions, Internet America cannot continue to grow without additional resources, especially appropriate Senior Management and operating personnel.  Based upon information reviewed by the undersigned, a combination of the Management of the two (2) organizations should easily afford the surviving entity with a highly experienced and dynamic group of operating personnel skilled in the areas wherein they will function, namely wireless broadband for rural communities located in the Midwest and western United States.

c)  Property – The  Balance  Sheets

The property of an organization, except for its intellectual property, is best reflected by its Balance Sheet.  Analysis of the two (2) corporate balance sheets as of the latest periods available reveal that Internet America has a substantially stronger and better structured balance sheet than KeyOn Communications.  KeyOn Communications appears to lack the necessary operating capital in order for the organization to both maintain itself and grow to the next level of corporate development, especially in a highly competitive and technological environment such as the internet and broadband.  This is further supported by the fact that KeyOn’s gross revenues substantially increased from the year end 2006 until the year end 2007.  In order for this trend to both continue and sustain itself, KeyOn clearly requires additional operating funds and capital.

Internet America, on the other hand, from the period ended June 30, 2007 to June 30, 2008 did not substantially increase its revenue, but was able to maintain a rather healthy balance sheet, especially in an industry well recognized for balance sheets clearly suffering from lack of liquidity and depth.

Combining the best attributes of these two (2) balance sheets, namely the liquidity projected by Internet America and the income growth via a sustained customer base of KeyOn Communications, should clearly allow the combined organization to benefit from the concept of synergism.  Put into other terms, as KeyOn is able to draw from and enlarge its customer base (approx. 15,000 customers), and the superior financial strength of Internet America should support and foster that growth for additional profitability.

d)  Profits  -  Economies  of  Scale

Similar to the concept of corporate property synergism as outlined above, corporate synergistic profitability should clearly result from the proposed merger.  Here, the combined enlarged customer base (more than 7,500 from Internet America and more than 15,000 from KeyOn) should clearly exhibit economies of scale.  Technological organizations wherein ongoing enterprises supply a blend of unique output to a wide number of customers, each paying a relatively small amount, can easily become more successful enterprises based upon sustained and enhanced scales of economy.  To successfully achieve this level of success, a level of “critical mass” must be achieved.  As of the present time, neither Internet America nor KeyOn Communications appear able to reach the level of “critical mass” as exhibited by their continuing corporate losses.  While each organization appears to have undertaken concerted efforts to contain their corporate losses, and increase their market shares, the results did not produce positive returns as of this date.  However, via elimination of redundancies, ability to market to a broader base, and supply improved technology on a joint basis, the corporate enterprises should clearly benefit on almost an equal basis, reinforcing the concept of a  -  merger of equals.

e)  Potential  for  the  Future

Utilizing the corporate financial concept of “merger” is a well accepted financial technique.  However, if a specific merger undertaking is not going to produce significant benefits well in excess of the costs, then the concept of merger is not applicable to the proposed transaction under consideration.  However, in the matter at hand, based upon the well documented concepts that those involved in the area of technology need to continually  -  contain ever increasing costs, continually expand their customer base in order to maintain and grow their presence in a marketplace often crowded by many new firms, spin-off firms, or new technology firms, increase the level / quality of service provided to their customers and maintain “critical mass” as the marketplace changes, the merger between Internet America and KeyOn is appropriately placed and structured to achieve these results on an ongoing basis.

CONCLUSIONS  /  OPINION  OF  THE  UNDERSIGNED

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was provided to us from available sources and all the financial and other information provided to us by Internet America, Inc. or Keyon Communications, Inc. or their representatives.  We have further relied upon the assurances of the Management of the Internet America, Inc. that they are unaware of any facts that would make the information regarding Internet America, Inc. and / or the Proposed Merger, as provided, incomplete or misleading.

With respect to the financial data, we have assumed they were reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of Internet America, Inc. and / or Keyon Communications, Inc. and / or their independent certified public accountants.  We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions.  In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Internet America, Inc. and / or Keyon Communications, Inc.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist and on the information made available to us as of the date of this Opinion Letter and the conclusions denoted herein.

Based upon the above economic data and corporate outline as presented, the undersigned has drawn some economic / financial conclusions in order to denote that the proposed Merger is Fair to the shareholders of Internet America, Inc.  The observations and conclusions for this Opinion reveal themselves as “proper” if the inherent ideals of the founders and current Senior Management of Internet America, Inc. are to be realized in the overall Internet / information technology services sectors.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger is fair, from a financial point of view, to the shareholders of Internet America Inc.

Our opinion as expressed herein is provided for the information and assistance of the Board of Directors of Internet America, Inc.  Our opinion does not constitute a recommendation to the general public and / or the shareholders of Internet America, Inc. and /or KeyOn Communications, Inc. as to whether or not to acquire and / or sell any shares of common stock they might presently own.

Respectfully submitted,

Dr.  Kenneth  Eugene  Lehrer
Lehrer  Financial  and  Economic  Advisory  Services